UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for 2024 1Q earnings results as follows:

1. Agenda

•	2024 1Q Earnings Results

•	Q&A Session

2. Date and Time

May 8, 2024, 3:00 p.m. (Seoul Time)

3. Place

SK Telecom Headquarters

4. Participants

Investors and Analysts

5. Web-casting Audio Service

Real-time access to the call and an archive of the call will be available on SK Telecom’s IR website (https://www.sktelecom.com/en/investor/lib/announce.do). The materials for SK Telecom’s conference call will be available on its IR website on May 8, 2024 (Seoul time).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: April 30, 2024